UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (“Turbo Energy” or the “Company”) is filing this Report on Form 6-K to report the results of the Company’s Annual General Shareholders’ Meeting (the “General Shareholders’ Meeting”), held at its registered offices, Plaza América 2, 4º AB, 46004, Valencia, Spain, on Monday, June 29, 2026 at 5:00 P.M. CET.

As of the record date, the Company had 66,085,700 Ordinary Shares issued and outstanding. A total of 64.04%, or 42,324,315 shares, were present or represented and a quorum was achieved.

The final results for the votes regarding each proposal are set forth below:

●	Proposal 1: to elect eight persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Votes in Favor	Votes Against	Abstention	Results
42,114,620	207,090	2,605	Approved by 99.50% of the votes on the present share capital and 63.73% of the votes on the total share capital.

●	Proposal 2: to ratify the appointment of TAAD, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Votes in Favor	Votes Against	Abstention	Results
42,311,600	9,855	2,860	Approved by 99.97% of the votes on the present share capital and 64.03% of the votes on the total share capital.

●	Proposal 3: appointment of Grant Thornton as the Spanish public accounting firm for the fiscal year ending December 31, 2026. This agenda item was not submitted for approval in 2026 Meeting, as the initial appointment of the statutory auditor remains in force for a three-year term, covering the fiscal years 2025, 2026 and 2027, inclusive.

Votes in Favor	Votes Against	Abstention	Results
N/A	N/A	N/A	Not submitted for vote – appointment remains in force for a three-year term (2025-2027).

●	Proposal 4: to assess and, where appropriate, approval of the individual annual accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report, as required under the Spanish law.

Votes in Favor	Votes Against	Abstention	Results
42,308,655	11,850	3,810	Approved by 99.96% of the votes on the present share capital and 64.02% of the votes on the total share capital.

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●	Proposal 5: to exam and, where appropriate, approval of the individual annual accounts’ proposed results allocation, as required under the Spanish law.

Votes in Favor	Votes Against	Abstention	Results
42,308,745	11,965	3,605	Approved by 99.96% of the votes on the present share capital and 64.02% of the votes on the total share capital.

●	Proposal 6: to exam and, where appropriate, approval of the management of the Company by the Board of Directors for the fiscal year ended December 31, 2025, as required under the Spanish law.

Votes in Favor	Votes Against	Abstention	Results
42,309,860	11,850	2,605	Approved by 99.97% of the votes on the present share capital and 64.02% of the votes on the total share capital.

●	Proposal 7: granting of powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Commercial Registry of the resolutions adopted at this General Shareholders’ Meeting, including the correction or rectification, if necessary.

Votes in Favor	Votes Against	Abstention	Results
42,308,045	14,060	2,210	Approved by 99.96% of the votes on the present share capital and 64.02% of the votes on the total share capital.

●	Proposal 8: reading and approval of the General Shareholders’ Meeting minutes.

Votes in Favor	Votes Against	Abstention	Results
42,312,455	11,810	50	Approved by 99.97% of the votes on the present share capital and 64.03% of the votes on the total share capital.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: July 2, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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